53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
July 24, 2013	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA EDGAR AND HAND DELIVERY	Houston	Silicon Valley
	London	Singapore
Mr. Craig E. Slivka	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WCI Communities, Inc.
Registration Statement on Form S-1 (File No. 333-188866)

Dear Mr. Slivka,

On behalf of our client, WCI Communities, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 8 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 8”), which was initially filed with the Commission on May 24, 2013 (the “Registration Statement”).

Amendment No. 8 reflects certain revisions to the Registration Statement in response to the comment letter to Keith E. Bass, the Company’s President and Chief Executive Officer, dated July 23, 2013, from the staff of the Commission (the “Staff”), as well as to include an update to our expected initial public offering price range.  For your convenience we are also providing five copies of Amendment No. 8, marked to show changes against Amendment No. 7 to the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 8.

Recent Land Acquisitions, page 7

1.              We note that you removed disclosures on pages 7, 136, and 139 related to the expected sale of home sites in the Lost Key Golf & Beach Club community for $9.8 million. Please tell us why these disclosures were removed. To the extent that the disclosures were removed because the transaction is no longer expected to close, please tell us in detail the reasons why this transaction is no longer expect to take place and describe management’s current plans for these home sites. Please also confirm to us the carrying value of these home sites as of March 31, 2013.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the transaction is no longer expected to close because the buyer defaulted on the contract as a result of failing to obtain the necessary financing for the transaction.  The Company is currently evaluating its options with respect to the home sites, including the future development of the property or potentially marketing the property for sale.  The Company may also sell the property to the initial buyer to the extent such buyer is able to obtain the requisite financing in the future.

The Company further advises the Staff that the Company does not allocate the carrying value to individual home sites within a community until such home sites are either developed or sold.  As of March 31, 2013, the Company owned 1,184 home sites in the Lost Key Golf & Beach Club community, which home sites had an aggregate carrying value of $5.6 million.

20. Subsequent Events, page F-36

2.              We note that your subsequent event footnotes refer to events after July 18, 2013. Please revise both your annual and interim financial statement footnotes to update the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-36 and F-55 of Amendment 8.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1281 or my colleague, Senet Bischoff, at 212-906-1834 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Keith E. Bass

Senet S. Bischoff

Frank J. Lopez